UNITED STATES
             SECURITIES AND EXCHANGE COMMISSION



                         FORM 12b-25

                 NOTIFICATION OF LATE FILING

                                            SEC File No: 000-23319

                                            Cusip No: 05348F 10 6

     FORM 10-KSB FOR THE PERIOD ENDING December 31, 1998


PART I - REGISTRANT INFORMATION

Full Name of Registrant

Avani International Group Inc.

Address of Principal Executive Offices

#328-17 Fawcett Road, Coquitlam, B.C. (Canada) V3K 6V2

PART II - Rule 12b-25(b) and (c)

The registrant seeks relief pursuant to Rule 12b-25(c) and represents that the subject report could not be filed without an unreasonable effort as described in Part III.

(a) See Part III.
(b) The subject report will be filed on or before April 15, 1999.
(c) No attachments

PART III - NARRATIVE

Due to events unforeseen by the Company, it is unable to complete its Form 10-KSB for the period ended December 31, 1998 without an unreasonable effort and expense.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification.

Peter Khean (604)-525-2386

(2) Have all other reports required to be filed under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter) period that the registrant was required to file such reports) been filed?

Yes [x] No[ ].

(3) Is it anticipated that any significant change in results in operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

Yes [ ] No [x].


               AVANI INTERNATIONAL GROUP INC.

has caused this notification to be signed by the undersigned thereunto duly authorized.

March 30, 1999                         /s/ Peter Khean
                                         President